November 30, 2006

Jose Araque
President and CEO
Nuevo Financial Center, Inc.
2112 Bergenline Avenue
Union City, New Jersey 07087

Re: Nuevo Financial Center, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed November 8, 2006 and November 15, 2006
File No. 333-130722

Dear Mr. Araque:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to our prior comment 1. Please disclose on the cover page of the prospectus, rather than the cover page of the registration statement, that you are registering for resale all the shares that are currently outstanding.

Summary, page 1

2.   We note your response to our prior comment 2. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The extent of detail provided regarding the consultants and the services they provided is inappropriate for the summary section. Please revise to *briefly describe* such services and exclude your detailed discussion of the exact duties

performed by such consultants, hours worked and rates for services provided. You may include the more detailed disclosure elsewhere in the body of your prospectus if you feel appropriate. Please see Item 503(a) of Regulation S-B part IV.C. of Securities Act Release No. 7497.

3.   Given that the merger has already occurred, supplement the first paragraph following the table on page 3 to describe what the actual adjustment was, if any. Revise the second paragraph following the table on page 3 to clarify what is deemed to be "the start of trading" for purposes of this provision and who gives the approval allowing holders of the 1.6 million shares to sell such shares.

Competition is Fragmented, page 15

4.   Provide support for your statement that your customers use your facility over your competitors because of its superiority in various categories or delete this statement.

Employees, page 20

5.   We reissue our prior comment 14 with respect to the language you have retained in this section, namely, that "[i]mmediately following the completion of this offering, the Company plans to significantly expand its operations and, in connection with such operations, will require additional employees."

Liquidity and Capital Resources, page 22

6.   We note your response to our prior comment 16. Reconcile your response which indicates you require approximately $500,000 to fund your normal operations for the 12 months ended December 31, 2007 with the near identical disclosure found in the very first risk factor on page 7 but which instead indicates you require approximately $1 million to fund such operations. In addition, update the paragraph immediately preceding the section entitled "Plan of Operation" to provide the information required by Item 303(a)(1)(i) for the 12 month period ending December 31, 2007.

Principal Stockholders, page 25

7.   We note your response to our prior comment 19. It appears that several of the transactions disclosed in response to our prior comment are transactions requiring disclosure in the section found in Part II of your registration statement entitled "Recent Sales of Unregistered Securities." Please update Part II to provide all the information required by Item 701 of Regulation S-B with respect to such transactions. This section should include any securities issued by you *within the*

past three years, including without limitation, shares of your common stock issued in connection with the merger and the secured convertible promissory notes issued following the merger described in Note 9 to your financial statements.

Selling Stockholders, page 28

8.   We note that Mr. Cabrera is listed twice in the table. To avoid confusion, please combine the two listings and revise the footnotes to your table accordingly. To the extent your table includes similar repetition with respect to other selling shareholders, please revise such disclosure as well.

9.   Please disclose whether any of your selling shareholders, including Mr. Cabrera, are broker-dealers or affiliates of broker-dealers. We note that have you identified Mr. Cabrera as a registered broker in footnote 7 to the amendment to your registration statement filed on August 23, 2006. If any of the selling stockholders are broker-dealers and acquired shares otherwise than as compensation for investment banking services, please specifically disclose in your prospectus that such stockholder is an underwriter. If your selling stockholders are affiliates of a broker-dealer, explain the nature of the affiliation in your response letter and disclose whether the broker-dealer affiliates acquired the shares in the ordinary course of business and whether at the time of the acquisition of such shares it had any agreements or understandings, directly or indirectly, with any other person to distribute the shares. Alternatively, please specifically state in your prospectus that such affiliates are underwriters.

Certain Relationships and Related Transactions, page 42

10.   We note your response to comment 25. We reissue the comment. Please disclose here the consulting fees described in note 5 to the financial statements and identify the officer.

Financial Statements, page 43

11.   The financial statement should be updated to comply with Item 310(g) of Regulation S-B at the effective date. Please revise to comply.

Financial Statements for the June 30, 2006, page 61

Condensed Statements of Operations (unaudited), page 62

12.   Please refer to prior comment 30. We note your response to our comment which identifies that the closed store reserve represents "the net book value of assets and any projected costs in anticipation of closing two of the Company's retail

locations." Please tell us how your accounting and disclosures for these costs comply with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, or other applicable literature. We may have further comment based on your response.

Recent Sales of Unregistered Securities, page 70

13.   Revise this section to remove the defined term "Investors" and "Convertible Note" and replace with more detailed disclosure enabling an investor to identify the investors and the transaction pursuant to which such securities were issued.

Exhibits

14.   Please obtain an opinion of counsel that identifies the registration statement by its file number.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Kevin Kuhar at (202) 551-3662 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: (via fax) Joseph I. Emas